FORM 6 – K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report on Foreign Issuer

Pursuant to Rule 13a – 16 or 15d – 16
of the Securities Exchange Act of 1934

For the Month of August 2013

Gilat Satellite Networks Ltd.

(Translation of Registrant’s Name into English)

Gilat House, Yegia Kapayim Street
Daniv Park, Kiryat Arye, Petah Tikva, Israel
(Address of Principal Corporate Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):   N/A

Attached hereto is Registrant’s press release dated August 14, 2013, announcing Registrant’s financial results for the second quarter 2013.

We consent to the incorporation by reference in the Registration Statements on Form F-3 (Registration Nos. 333-160683 and No. 333-174142) and the Registration Statements on Form S-8 (Registration Nos. 333-96630, 333-113932, 333-123410, 333-132649, 333-158476, 333-180552 and 333-187021).

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Gilat Satellite Networks Ltd.
(Registrant)
Dated August 14, 2013	By:	/s/ Alon Levy
Alon Levy
General Counsel

Gilat Announces Second Quarter 2013 Results

- EBITDA up 6% to $5.4 million as compared to Q1 2013
- Non-GAAP operating income increased 20% as compared to Q1 2013

Petah Tikva, Israel – August 14, 2013 – Gilat Satellite Networks Ltd. (NASDAQ, TASE: GILT), a worldwide leader in satellite networking technology, solutions and services, today reported its results for the second quarter ended June 30, 2013.

Key Financial Highlights:

•	Non-GAAP operating income increased by 20% to $1.3 million compared to $1.0 million in the first quarter of 2013
•	EBITDA increased to $5.4 million, up 6% compared to $5.1 million in the first quarter of 2013

Revenues for the second quarter of 2013 were $80.2 million, compared to $82.8 million in the first quarter of 2013 and $85.3 in the second quarter of 2012.

On a non-GAAP basis, operating income for the second quarter of 2013 was $1.3 million compared to an operating income of $1.0 million in the first quarter of 2013 and $4.8 million in the second quarter of 2012. Net loss for the period on a non-GAAP basis was $1.9 million, or $0.05 per diluted share, compared to net loss of $0.3 million, or $0.01 per diluted share, in the first quarter of 2013 and a net income of $3.2 million, or $0.07 per diluted share in the second quarter of 2012.

EBITDA for the second quarter of 2013 reached $5.4 million, representing a margin of 6.8%, compared with $5.1 million in the first quarter of 2013 and $8.6 million in the second quarter of 2012.

“We were able to gain traction across our businesses this quarter, particularly in our Commercial Division, which was highlighted by new client wins, continued execution on existing projects and a significant partnership agreement with THAICOM,” commented Erez Antebi, Gilat’s Chief Executive Officer. “In our Defense Division, though we felt the effects this quarter of the budget cuts and purchasing slowdowns in the United States, we believe strongly in our long term prospects and the strategic nature of the programs of record that we are targeting.”

“Looking forward to the second half of 2013 and beyond, we continue to focus on our long-term strategic plan providing products and solutions to enable broadband internet access via high throughput satellite networks and on-the-move applications. We strongly believe these growth engines will provide a solid base for our company in the years to come,” added Antebi.

Key Recent Announcements:

•	Gilat’s Spacenet Introduces Enhanced Wi-Fi Solutions Suite;

•	RESCUE Consortium Demonstrates Technologies for First Responders;

•	THAICOM and Gilat Satellite Networks Announce Partnership Agreement;

•	Gilat Awarded $6.75M Contract Extension to Continue the Provision of Internet Connectivity Services to Schools in Colombia;

•	Gilat’s SkyEdge II HUB and VSATs to Deliver Education to Around 2,500 Schools in Southeast Asia;

•	Gilat Satellite Networks Wins ‘VSAT Provider of the Year Award’ at SatCom Africa 2013;

•	Gilat Satellite Networks to Introduce Enhanced Forward and Return Channel Technology in SkyEdge II-c for Increased Performance.

Conference Call and Webcast Details:

Gilat management will host a conference call today at 13:30 GMT/ 09:30 EDT/ 16:30 IDT (Israel Daylight Time) to discuss the results. International participants are invited to access the call at (972) 3-918-0609, and US-based participants are invited to access the call by dialing (888) 668-9141. A replay of the conference call will be available beginning at approximately 16:00 GMT/ 12:00 EDT/ 19:00 IDT today, until 16:00 GMT/ 12:00 EDT/ 19:00 IDT August 16, 2013.  International participants are invited to access the replay at (972) 3-925-5927 and US-based participants are invited to access the replay by dialing (888) 782-4291. A replay of the call may also be accessed as a webcast via Gilat’s website at www.gilat.com and will be archived for 30 days.

Notes:

(1) The attached summary financial statements were prepared in accordance with U.S. Generally Accepted Accounting Principles (GAAP). The attached summary financial statements are unaudited. To supplement the consolidated financial information and statements presented in accordance with GAAP, the Company presents its EBITDA before the impact of non-cash stock based compensation, depreciation and amortization, other income and other costs related to acquisition transactions. Non-GAAP presentations of net income, EBITDA and earnings per share are provided to enhance the understanding of the Company's historical financial performance and comparability between periods.

(2) Operating income before depreciation, amortization, non-cash stock based compensation as per ASC 718 and other costs related to acquisition transactions ('EBITDA') is presented because it is a measure commonly used and is presented solely in order to improve the understanding of the Company's operating results and to provide further perspective on these results. EBITDA, however, should not be considered as an alternative to operating income or net income for the period as an indicator of the operating performance of the Company.

Similarly, EBITDA should not be considered as an alternative to cash flows from operating activities as a measure of liquidity. EBITDA is not a measure of financial performance under generally accepted accounting principles and may not be comparable to other similarly titled measures for other companies. EBITDA may not be indicative of the historic operating results of the Company; nor is it meant to be predictive of potential future results. Reconciliation between the Company's Operating income and EBITDA is presented in the attached summary financial statements.

About Gilat Satellite Networks Ltd.
Gilat Satellite Networks Ltd (NASDAQ, TASE: GILT) is a leading provider of products and services for satellite-based broadband communications. Gilat develops and markets a wide range of high-performance satellite ground segment equipment and VSATs, with an increasing focus on the consumer and Ka-band market. In addition, Gilat enables mobile SOTM (Satellite-on-the-Move) solutions providing low-profile antennas, next generation solid-state power amplifiers and modems. Gilat also provides managed network and satellite-based services for rural telephony and Internet access via its subsidiaries in the United States, Peru and Colombia.

With over 25 years of experience, and over a million products shipped to more than 85 countries, Gilat has provided enterprises, service providers and operators with efficient and reliable satellite-based connectivity solutions, including cellular backhaul, banking, retail, e-government and rural communication networks. Gilat also enables leading defense, public security and news organizations to implement advanced, on-the-move tactical communications on board their land, air and sea fleets using Gilat's high-performance SOTM solutions. For more information, please visit us at www.gilat.com

Certain statements made herein that are not historical are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995. The words “estimate”, “project”, “intend”, “expect”, “believe” and similar expressions are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties. Many factors could cause the actual results, performance or achievements of Gilat to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including, among others, changes in general economic and business conditions, inability to maintain market acceptance to Gilat’s products, inability to timely develop and introduce new technologies, products and applications, rapid changes in the market for Gilat’s products, loss of market share and pressure on prices resulting from competition, introduction of competing products by other companies, inability to manage growth and expansion, loss of key OEM partners, inability to attract and retain qualified personnel, inability to protect the Company’s proprietary technology and risks associated with Gilat’s international operations and its location in Israel. For additional information regarding these and other risks and uncertainties associated with Gilat’s business, reference is made to Gilat’s reports filed from time to time with the Securities and Exchange Commission.

Contact: Phil Carlson / Josh Dver, KCSA pcarlson@kcsa.com / jdver@kcsa.com 1 (212) 896 1233 / 123	David Leichner, Gilat Satellite Networks Ltd. davidle@gilat.com (972) 3 925 2321

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited

ASSETS

CURRENT ASSETS:
Cash and cash equivalents	65,841	66,968
Short-term restricted cash	2,316	3,794
Restricted cash held by trustees	2,827	1,664
Trade receivables, net	62,929	60,991
Inventories	29,384	24,973
Other current assets	21,353	29,140
Total current assets	184,650	187,530

LONG-TERM INVESTMENTS AND RECEIVABLES:
Long-term restricted cash	1,184	1,151
Severance pay fund	9,562	9,703
Long-term trade receivables, receivables in respect of capital
leases and other receivables	20,268	19,781
Total long-term investments and receivables	31,014	30,635

PROPERTY AND EQUIPMENT, NET	92,139	94,727

INTANGIBLE ASSETS, NET	32,772	35,991

GOODWILL	65,760	65,760

TOTAL ASSETS	406,335	414,643

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED BALANCE SHEET
US dollars in thousands

	June 30,	December 31,
	2013	2012
	Unaudited

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Short-term bank credit	3,060	3,517
Current maturities of long-term loans	7,959	7,963
Trade payables	26,758	23,240
Accrued expenses	21,698	24,353
Short-term advances from customer, held by trustees	524	4,448
Other current liabilities	41,408	40,336

Total current liabilities	101,407	103,857

LONG-TERM LIABILITIES:
Accrued severance pay	9,436	9,513
Long-term loans, net	34,728	40,747
Other long-term liabilities	24,676	18,569

Total long-term liabilities	68,840	68,829

COMMITMENTS AND CONTINGENCIES

EQUITY:
Share capital - ordinary shares of NIS 0.2 par value	1,926	1,909
Additional paid in capital	871,540	869,822
Accumulated other comprehensive income	1,592	2,864
Accumulated deficit	(638,970)	(632,638)

Total equity	236,088	241,957

TOTAL LIABILITIES AND EQUITY	406,335	414,643

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Three months ended			Three months ended
	30 June 2013			30 June 2012
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	80,206	-	80,206	85,319	-	85,319
Cost of revenues	56,084	(1,295)	54,789	57,890	(1,649)	56,241
Gross profit	24,122	1,295	25,417	27,429	1,649	29,078
	30%		32%	32%		34%
Research and development expenses:
Expenses incurred	7,145	(112)	7,033	8,355	(75)	8,280
Less - grants	532	-	532	1,227	-	1,227
	6,613	(112)	6,501	7,128	(75)	7,053
Selling and marketing expenses	9,827	(334)	9,493	9,597	(314)	9,283
General and administrative expenses	8,518	(347)	8,171	8,322	(344)	7,978
Operating income (loss)	(836)	2,088	1,252	2,382	2,382	4,764
Financial expenses, net	(2,515)	-	(2,515)	(1,557)	-	(1,557)
Income (loss) before taxes on income	(3,351)	2,088	(1,263)	825	2,382	3,207
Taxes on income (tax benefit)	625	-	625	(25)	-	(25)
Net income (loss)	(3,976)	2,088	(1,888)	850	2,382	3,232

Basic net earnings (loss) per share	(0.09)		(0.05)	0.02		0.08
Diluted net earnings (loss) per share	(0.09)		(0.05)	0.02		0.07

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,932		41,932	41,347		41,347
Diluted	41,932		41,932	42,243		43,420

(1) Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R and amortization of intangible assets related to acquisition transactions.

		Three months ended			Three months ended
		30 June 2013			30 June 2012
		Unaudited			Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues		46			76
Research and development		112			75
Selling and marketing		105			84
General and administrative		347			344
		610			579

Amortization of intangible assets related to acquisition transactions:
Cost of revenues		1,249			1,573
Selling and marketing		229			230
		1,478			1,803

GILAT SATELLITE NETWORKS LTD.
RECONCILIATION BETWEEN GAAP AND NON-GAAP STATEMENTS OF OPERATIONS
FOR COMPARATIVE PURPOSES
U.S. dollars in thousands (except per share data)

		Six months ended			Six months ended
	30 June 2013			30 June 2012
	GAAP	Adjustments (1)	Non-GAAP	GAAP	Adjustments (1)	Non-GAAP
	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	163,033	-	163,033	161,926	-	161,926
Cost of revenues	113,370	(2,583)	110,787	110,208	(3,287)	106,921
Gross profit	49,663	2,583	52,246	51,718	3,287	55,005
	30%		32%	32%		34%
Research and development expenses:
Expenses incurred	14,776	(211)	14,565	16,575	(129)	16,446
Less - grants	864	-	864	1,684	-	1,684
	13,912	(211)	13,701	14,891	(129)	14,762
Selling and marketing expenses	21,022	(654)	20,368	20,751	(628)	20,123
General and administrative expenses	16,561	(680)	15,881	16,274	(636)	15,638
Operating income (loss)	(1,832)	4,128	2,296	(198)	4,680	4,482
Financial expenses, net	(3,449)	-	(3,449)	(2,015)	-	(2,015)
Income (loss) before taxes on income	(5,281)	4,128	(1,153)	(2,213)	4,680	2,467
Taxes on income (tax benefit)	1,051	-	1,051	(2)	-	(2)
Net income (loss)	(6,332)	4,128	(2,204)	(2,211)	4,680	2,469

Basic net earnings (loss) per share	(0.15)		(0.05)	(0.05)		0.06
Diluted net earnings (loss) per share	(0.15)		(0.05)	(0.05)		0.06

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,849		41,849	41,288		41,288
Diluted	41,849		41,849	41,288		43,129

(1) Adjustments reflect the effect of non-cash stock options expenses as per SFAS123R and amortization of intangible assets related to acquisition transactions.

		Six months ended			Six months ended
		30 June 2013			30 June 2012
		Unaudited			Unaudited
Non-cash stock-based compensation expenses:
Cost of revenues		86			142
Research and development		211			129
Selling and marketing		196			169
General and administrative		680			636
		1,173			1,076

Amortization of intangible assets related to acquisition transactions:
Cost of revenues		2,497			3,145
Selling and marketing		458			459
		2,955			3,604

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
U.S. dollars in thousands (except per share data)

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Revenues	163,033	161,926	80,206	85,319
Cost of revenues	113,370	110,208	56,084	57,890
Gross profit	49,663	51,718	24,122	27,429
Research and development expenses:
Expenses incurred	14,776	16,575	7,145	8,355
Less - grants	864	1,684	532	1,227
	13,912	14,891	6,613	7,128
Selling and marketing expenses	21,022	20,751	9,827	9,597
General and administrative expenses	16,561	16,274	8,518	8,322
Operating income (loss)	(1,832)	(198)	(836)	2,382
Financial expenses, net	(3,449)	(2,015)	(2,515)	(1,557)
Income (loss) before taxes on income	(5,281)	(2,213)	(3,351)	825
Taxes on income (tax benefit)	1,051	(2)	625	(25)
Net income (loss)	(6,332)	(2,211)	(3,976)	850

Basic net earnings (loss) per share	(0.15)	(0.05)	(0.09)	0.02
Diluted net earnings (loss) per share	(0.15)	(0.05)	(0.09)	0.02

Weighted average number of shares used in
computing net earnings (loss) per share
Basic	41,849	41,288	41,932	41,347
Diluted	41,849	41,288	41,932	42,243

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Cash flows from operating activities:
Net income (loss)	(6,332)	(2,211)	(3,976)	850
Adjustments required to reconcile net income (loss)
to net cash generated from (used in) operating activities:
Depreciation and amortization	11,208	10,698	5,648	5,660
Stock-based compensation	1,173	1,076	610	579
Accrued severance pay, net	64	311	50	410
Accrued interest and exchange rate differences on
short and long-term restricted cash, net	392	(69)	353	178
Exchange rate differences on long-term loans	(46)	(124)	86	(284)
Capital loss from disposal of property and equipment	13	(3)	1	3
Deferred income taxes	(45)	(330)	(29)	(152)
Decrease (increase) in trade receivables, net	(2,225)	(7,114)	(8,224)	811
Decrease (increase) in other assets (including short-term, long-term
and deferred charges)	4,114	(5,428)	5,321	(5,698)
Decrease (increase) in inventories	(5,464)	(395)	(1,640)	2,869
Increase in trade payables	3,537	5,409	2,740	7,595
Decrease in accrued expenses	(2,655)	(6,147)	(2,042)	(2,241)
Increase (decrease) in advances from customer, held
by trustees, net	(3,923)	5,002	306	(653)
Increase (decrease) in other accounts payable and other long term liabilities	(5,683)	(5,719)	269	(6,681)
Net cash generated from (used in) operating activities	(5,872)	(5,044)	(527)	3,246

GILAT SATELLITE NETWORKS LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited
Cash flows from investing activities:
Purchase of property and equipment	(2,231)	(2,166)	(1,100)	(1,131)
Investment in restricted cash held by trustees	(11,236)	(17,620)	(9,454)	(4,382)
Proceeds from restricted cash held by trustees	9,771	9,075	6,364	5,016
Investment in restricted cash (including long-term)	(18,000)	(9,114)	(9,297)	(3,365)
Proceeds from restricted cash (including long-term)	19,339	14,624	11,526	6,496
Purchase of intangible assets	(118)	(72)	(102)	(63)
Net cash generated from (used in) investing activities	(2,475)	(5,273)	(2,063)	2,571

Cash flows from financing activities:
Issuance of restricted stock units and exercise of stock options	562	12	9	6
Payment of obligation related to the purchase of intangible assets	(500)	-	(500)	-
Proceeds from financing contract	14,472	-	-	-
Short-term bank credit, net	(458)	1,201	(975)	1,618
Proceeds from long-term loans	-	10,000	-	10,000
Repayment according to financing contract	(654)	-	(442)	-
Repayment of long-term loans	(5,975)	(4,423)	(988)	(175)
Net cash generated from (used in) financing activities	7,447	6,790	(2,896)	11,449

Effect of exchange rate changes on cash and cash equivalents	(227)	(164)	(190)	(295)

Increase (decrease) in cash and cash equivalents	(1,127)	(3,691)	(5,676)	16,971

Cash and cash equivalents at the beginning of the period	66,968	56,231	71,517	35,569

Cash and cash equivalents at the end of the period	65,841	52,540	65,841	52,540

GILAT SATELLITE NETWORKS LTD.
CONDENSED EBITDA
US dollars in thousands

	Six months ended		Three months ended
	June 30,		June 30,
	2013	2012	2013	2012
	Unaudited	Unaudited	Unaudited	Unaudited

Operating income (loss)	(1,832)	(198)	(836)	2,382
Add:
Non-cash stock-based compensation expenses	1,173	1,076	610	579
Depreciation and amortization	11,208	10,698	5,648	5,660
EBITDA	10,549	11,576	5,422	8,621